SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240 Publicly-held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“NET”) HEREBY ANNOUNCES to the market and other interested parties that on April 9, 2013 its Board of Directors, with the agreement of the Company’s Board of Executive Officers, approved the Company’s second issue of up to sixty-eight (68) promissory notes, in a single series, with unit face value of ten million reais (R$10,000,000.00), totaling up to six hundred eighty million reais (R$680,000,000.00) on the issue date, with no guarantees or suretyship, and maturing in three hundred sixty (360) days, pursuant to CVM Rule 134/90 and CVM Rule 155/91 (“Promissory Notes”).

The Promissory Notes will be object of a public offering for distribution with restricted placement efforts, pursuant to CVM Rule 476/09 (“Restricted Offering”).

The funds raised through this issue will be used for the payment of obligations referring to the total early redemption or maturity of the Company’s 1st Issue of Promissory Notes.

The Minutes of the Company’s Board of Directors containing the approved matter in full is filed at the Company’s head office and on its website (www.ri.netservicos.com.br), as well as on the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br).

This Notice to the Market is solely informative and should not be construed and/or considered, for all legal purposes, as sales and/or advertising material in relation to the Promissory Notes.

São Paulo, April 10, 2013.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.